UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spirit Airlines, Inc.

File No. 001-35186 - CF# 27810

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Spirit Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on January 5, 2012.

Based on representations by Spirit Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

               Exhibit 10.1   through January 5, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Loan Lauren P. Nguyen
                          Special Counsel